Exhibit 99.2

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

The Board of Directors recommend voting FOR Proposals 1, 2 and 3.

		FOR	AGAINST	ABSTAIN

1.	RESOLVED, AS SPECIAL RESOLUTION THAT the Third Amended and Restated Memorandum and Articles of Association of the Company, the form of which is as set out at Annex A to the proxy statement, be adopted to in substitution for, and to the exclusion of, the existing memorandum and articles of the Company, to, among other things, to (a) meet the listing requirements of the SGX-ST, (b) grant authority to Board to declare all dividends including final dividends, and (c) grant authority to Board to declare dividends from the share premium account subject to requirements under the Companies Act (Revised) of the Cayman Islands, effective upon the Company’s listing on the SGX-ST.	☐	☐	☐

2.	RESOLVED, AS ORDINARY RESOLUTION THAT:	☐	☐	☐

(a)	approval be and is hereby given for the Company, its subsidiaries and associated companies which fall within the definition of “entities at risk” under Chapter 9 of the Listing Manual of the SGX-ST or any of them to enter into any transaction falling within the categories of mandated interested person transactions set out in this proxy statement, with any party who is of the class or classes of mandated interested persons described in this proxy statement, provided that such transaction is made on normal commercial terms and is not prejudicial to the Company and its minority shareholders, and is entered into in accordance with the review procedures for interested person transactions as set out in this proxy statement (such shareholders’ general mandate hereinafter called the “IPT General Mandate,” details of which are set out at Annex B to the proxy statement);

(b)	the IPT General Mandate shall take effect from the Company’s listing on the SGX-ST and will, unless revoked or varied by the Company in a general meeting, continue in force until the conclusion of the next annual general meeting of the Company or until the date on which the next annual general meeting of the Company is required by law to be held, whichever is the earlier;

(c)	the audit committee of the Board of Directors be and is hereby authorized to take such action as it deems proper in respect of the procedures and/or to modify or implement such procedures as may be necessary to take into consideration any amendment to Chapter 9 of the Listing Manual of the SGX-ST which may be prescribed by the SGX-ST from time to time; and

(d)	the Directors and each of them be and are hereby authorized and empowered to complete and to do all such other acts and things (including executing such documents as may be required) as they may consider necessary, desirable or expedient in the interests of the Company in connection with or for the purposes of giving full effect to the IPT General Mandate and/or this Ordinary Resolution.

3.	RESOLVED, AS ORDINARY RESOLUTION THAT the Company adjourn the Extraordinary General Meeting to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies if, at the time of the Extraordinary General Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Date (mm/dd/yyyy) – Please write date below.	Signature 1 – Please keep signature within the box.	Signature 2 – Please keep signature within the box. (Joint Owner)

HOMESTOLIFE LTD

Extraordinary General Meeting of Shareholders

October 27, 2026

10:00 A.M., Singapore Time

(10:00 P.M., Eastern Time, on October 26, 2026)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF HOMESTOLIFE LTD

The undersigned shareholder(s) of HomesToLife Ltd (the “Company”), hereby appoint(s) Phua Yong Tat or Phua Mei Ming as proxy, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Extraordinary General Meeting of shareholders of the Company to be held on October 27, 2026, at 10:00 A.M., Singapore Time (10:00 P.M., Eastern Time, on October 26, 2026), at 12 Tai Seng Link, GRC Centre, #03-01A, Singapore 534233, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of extraordinary general meeting and in the proxy statement furnished herewith.

THIS PROXY CARD, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTION IS MADE BUT THE CARD IS SIGNED, THIS PROXY CARD WILL BE VOTED “FOR” ALL OF THE PROPOSALS.

Continued and to be signed on reverse side

HOMESTOLIFE LTD

VOTE BY INTERNET

www.transhare.com

Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. on October 26, 2026, Singapore Time (11:59 A.M., Eastern Time, on October 26 , 2026). Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years. ☐

Email Address: ________________________________________

VOTE BY EMAIL:

Please email your signed proxy card to Transhare Corporation at Proxy@Transhare.com.

VOTE BY FAX

Please fax your signed proxy card to +1 (727) 269 5616.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764